

February 27, 2015

Via E-mail
Anne Lee Benedict, Esq.
Chief Legal Officer
Summit Materials, Inc.
1550 Wynkoop Street, 3rd Floor
Denver, Colorado 80202

> **Re:** **Summit Materials, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 24, 2015**
> **File No. 333-201058**

Dear Ms. Benedict:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 54
Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 56

1. Please revise any footnote that includes an adjustment that is explained in a different footnote to include a cross-reference to the footnote with the explanation. For example, footnote (e) includes a $30.2 million adjustment to accumulated deficit that is explained in footnote (b). Please refer to comment 7 in our letter dated January 15, 2015.

2. Please expand footnote (b) to clarify what the $30.2 adjustment to accumulated deficit is and how it was calculated. Please refer to comment 11 in our letter dated January 15, 2015.

3. Please expand footnote (e) to disclose the value of the two components comprising the redemption fees on the senior notes adjustment of $39.3 million that increases accumulated deficit. If a portion of the redemption fees is accrued and unpaid interest, please explain to us why there is not an adjustment to reduce the accrued interest.

Index to Financial Statements, page F-1
(11) Income Taxes, page F-25

4. We note that you have recognized net operating loss deferred tax assets of $7.1 million as of December 27, 2014, which have been offset by a valuation allowance of $2.5 million. Please help us understand how you determined that the remaining $4.6 million of deferred tax assets is realizable in light of the three years of cumulative losses by

providing us with the detailed analysis of the positive and negative evidence management evaluated when concluding that $4.6 million of the net operation loss deferred tax assets is realizable. Please refer to ASC 740-10-30-16 – 740-10-30-25 for guidance.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey Houser, Staff Accountant at (202) 551-3737 or Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Edgar J. Lewandowski (*via e-mail*)
        Simpson Thacher & Bartlett LLP